UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
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FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
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For the month of March 2007
Commission File Number: 001-14572

FOUR SEASONS HOTELS INC.

(Translation of registrant’s name into English)

1165 Leslie Street
Toronto, Ontario
Canada M3C 2K8
Attention: Executive Vice-President & Secretary

(Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☒

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

        If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FOUR SEASONS HOTEL INC.

Date: March 12, 2007	By:	/s/ Randolph Weisz
Name: Randolph Weisz
Title: Executive Vice President, Business Administration, General Counsel And Secretary

 EXHIBIT INDEX
Exhibit No.	Description

99.1	Press Release of Four Seasons Hotels Inc., dated March 12, 2007